SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25
                                   Commission File Number _______

                   NOTIFICATION OF LATE FILING

     (Check One): [ ]Form 10-K  [X]Form 11-K  [ ]Form 20-F  [ ]Form 10-Q
[ ]Form N-SAR
     For Period Ended:   December 31, 1999
[ ]Transition Report on Form 10-K       [ ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F       [ ]Transition Report on Form N-SAR
[ ]Transition Report on Form 11-K

     For the Transition Period Ended: __________

     Read attached instruction sheet before preparing form.
Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates: ____________


                             PART I
                     REGISTRANT INFORMATION

Full name of registrant: The Macerich Company
Former name if applicable _____

Address of principal executive office (Street and number):
     401 Wilshire Boulevard, Suite 700
City, state and zip code:  Santa Monica, California 90401

                             PART II
                     RULE 12b-25 (b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b)  The subject annual report, semi-annual report,
[x] transition report on Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                            PART III
                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Macerich Company (the "Company") engaged Holthouse Carlin & Van Trigt LLP to audit the separate financial statements of the Macerich Property Management Company Profit Sharing
Plan (the "Plan") as of and for the year ended December 31, 1999. The recordkeeper for the Plan did not provide the Plan's recordkeeping reports until just recently. As a result, Holthouse Carlin & Van Trigt LLP is unable to complete, without incurring unreasonable effort and expense to the Company, the necessary reports required in connection with the financial statements of the Plan to be included in the Company's Form 11-K to be filed for the 1999 Plan year. Holthouse Carlin & Van Trigt LLP is currently in the process of finalizing the required information and the Company will file its Form 11-K within fifteen days. In accordance with Rule 12b-25(c), attached to this Form as Exhibit 1 is a letter from Holthouse Carlin & Van Trigt LLP to the foregoing effect.


                             PART IV
                        OTHER INFORMATION

      (1)   Name and telephone number of person to contact in regard
to this notification:   Jeffrey W. Walbridge        949-823-7179
                        (Name)                      (Area Code)
                                                 (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Selection 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                                 [x]  Yes   No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  [ ] Yes [x] No

      If so:  attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
         _____________________________________________
          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 30, 2000           By    __/s/ Thomas E. O'Hern__
                                   Thomas E. O'Hern
                                   Executive Vice President and
                                   Chief Financial Officer

       Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION
      International misstatements or omissions of fact constitute
Federal criminal violations (see 18 U.S.C. 1001).

         [HOLTHOUSE CARLIN & VAN TRIGHT LLP LETTERHEAD]

The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

      Re:  Information Required for Form 11-K

Gentlemen:

     It is our understanding the recordkeeper for The Macerich Property Management Company Profit Sharing Plan (the "Plan") just recently provided the Plan's recordkeeping reports. As a result, we will be unable to complete, without incurring unreasonable effort and expense to The Macerich Company, the necessary reports required in connection with the financial statements of the Plan to be included in The Macerich Company's 2000 Form 11-K.

/s/ Holthouse Carlin & Van Tright LLP
Los Angeles, California
June 29, 2000